Exhibit 21.1

              Subsidiaries of Health and Retirement Property Trust

Causeway Holdings, Inc., a Massachusetts Corporation
Church Creek Corporation, a Massachusetts Corporation
Health and Retirement Properties International, Inc., a Delaware Corporation Hub Acquisition Trust, a Maryland Real Estate Investment Trust
Hub Properties Trust, a Maryland Real Estate Investment Trust
SJO Corporation, a Massachusetts Corporation